Dreyfus Growth Opportunity Fund, Inc.
Statement of Investments
May 31, 2005 (Unaudited)

Common Stock-99.1%	Shares		Value($)
Consumer Discretionary-13.1%			
Advance Auto Parts	25,000	a	1,481,750
Bed Bath & Beyond	64,000	a	2,601,600
Carnival	26,000		1,375,400
Coach	39,000	a	1,132,560
Disney (Walt)	50,000		1,372,000
Dollar General	63,000		1,235,430
eBay	42,000	a	1,596,420
Hilton Hotels	49,000		1,187,270
Home Depot	85,000		3,344,750
Kohl's	53,000	a,b	2,580,570
McDonald's	35,000		1,082,900
NIKE, Cl. B	21,000		1,726,200
PetSmart	40,500		1,286,685
Target	62,000		3,329,400
Time Warner	129,500	a	2,253,300
Viacom, Cl. B	55,500		1,903,095
			29,489,330
Consumer Staples-14.2%			
Coca-Cola	35,000		1,562,050
Colgate-Palmolive	35,500		1,773,935
Dean Foods	47,000	a	1,831,590
Estee Lauder Cos., Cl. A	43,000		1,680,870
Gillette	69,000		3,639,060
McCormick & Co.	48,000		1,624,320
PepsiCo	127,000		7,150,100
Procter & Gamble	126,000		6,948,900
Wal-Mart Stores	74,000		3,495,020
Walgreen	53,000		2,403,020
			32,108,865
Energy-2.0%			
BJ Services	13,000		654,550
Exxon Mobil	19,000		1,067,800
Halliburton	24,000		1,025,760
National-Oilwell	20,000	a,b	900,000
Pride International	34,000	a	766,700
			4,414,810

Financials-9.6%

AFLAC	17,000	706,350
American Express	53,500	2,880,975
American International Group	51,000	2,833,050
Bank of New York	26,000	749,320
Capital One Financial	20,000	1,508,000
CIT Group	22,500	954,450
Citigroup	20,000	942,200
Goldman Sachs Group	11,500	1,121,250
MBNA	55,000	1,159,950
Marsh & McLennan Cos.	17,500	508,200
Merrill Lynch	17,500	949,550
North Fork Bancorporation	29,750	810,985
Reinsurance Group of America	32,500	1,486,875
Schwab (Charles)	90,000	1,020,600
State Street	17,000	816,000
U.S. Bancorp	38,000	1,114,540
Wachovia	28,000	1,421,000
Willis Group Holdings	20,000	685,400
		21,668,695

Health Care-13.3%

Amgen	58,000	[a]	3,629,640
Cardinal Health	23,000	[b]	1,332,390
Community Health Systems	30,000	[a]	1,091,100
Covance	33,500	[a]	1,462,610
DaVita	17,000	[a,b]	783,020
Genentech	34,000	[a,b]	2,694,500
Genzyme	21,000	[a]	1,310,190
Gilead Sciences	40,000	[a]	1,632,000
Guidant	17,000		1,256,130
Hospira	23,900	[a]	910,112
Medtronic	76,000		4,085,000
PacifiCare Health Systems	25,000	[a,b]	1,570,750
Schering-Plough	85,000		1,657,500
St. Jude Medical	39,000	[a]	1,564,680
UnitedHealth Group	28,000		1,360,240
Valeant Pharmaceuticals International	28,000	[b]	577,640
WellPoint	13,000	[a]	1,729,000
Zimmer Holdings	18,000	[a]	1,378,440
			30,024,942

Industrials-6.4%

Avery Dennison	13,500	708,075
Boeing	22,500	1,437,750
Burlington Northern Santa Fe	22,000	1,087,240
Empresa Brasileira de Aeronautica, ADR	37,500	1,136,250

General Electric	50,800		1,853,184
Illinois Tool Works	15,000		1,266,450
Norfolk Southern	40,000		1,276,800
Pitney Bowes	17,500		780,675
Rockwell Collins	21,000		1,037,190
3M	19,600		1,502,340
Tyco International	26,000		752,180
United Technologies	14,000		1,493,800
			14,331,934

Information Technology-14.9%

Accenture	48,000	[a]	1,117,440
Automatic Data Processing	52,000	[b]	2,277,600
Cisco Systems	295,000	[a]	5,717,100
Cognizant Technology Solutions	27,000	[a,b]	1,296,000
Dell	101,500	[a]	4,048,835
EMC	165,500	[a]	2,326,930
Google, Cl. A	7,000	[a]	1,948,800
Infosys Technologies, ADR	16,000		1,157,440
International Business Machines	30,000		2,266,500
Marvell Technology Group	42,000	[a]	1,720,320
Motorola	129,000		2,240,730
Network Appliance	80,000	[a,b]	2,300,800
QUALCOMM	66,000		2,459,160
Yahoo!	74,000	[a]	2,752,800
			33,630,455

Materials-1.2%

Freeport-McMoRan Copper & Gold, Cl. B	22,500	[b]	794,250
Newmont Mining	20,000		744,800
Praxair	23,500		1,101,445
			2,640,495

Pharmaceuticals-12.0%

Abbott Laboratories	83,000		4,003,920
Eli Lilly & Co.	18,000		1,049,400
Johnson & Johnson	130,000		8,723,000
Novartis, ADR	40,000		1,953,200
Pfizer	313,000		8,732,700
Sepracor	14,000	[a,b]	850,640
Wyeth	39,000		1,691,430
			27,004,290

Semiconductors-6.7%

Altera	57,000	[a]	1,264,830
Intel	305,000		8,213,650

Linear Technology	45,000	b	1,686,150
Microchip Technology	60,000	b	1,778,400
Texas Instruments	81,000		2,238,840
			15,181,870
Software-5.1%			
Cognos	44,000	a	1,661,440
Microsoft	299,000		7,714,200
Oracle	169,000	a	2,166,580
			11,542,220
Telecommunication Services-.6%			
NEXTEL Communications, Cl. A	45,000	a	**1,358,100**
Total Common Stocks			
(cost $191,519,293)			**223,396,006**

Short-Term Investments-.6%	Principal Amount($)	Value($)
U.S. Treasury Bills:		
2.57%, 6/23/2005	187,000	186,693
2.57%, 6/30/2005	1,269,000	1,266,259
Total Short-Term Investments		
(cost $1,453,079)		**1,452,952**

Investment Of Cash Collateral for Securities Loaned-4.3%	Shares		Value($)
Registered Investment Company;			
Dreyfus Institutional Cash Advantage Plus Fund			
(cost $9,628,251)	9,628,251	c	**9,628,251**
Total Investments (cost $202,600,623)	104.0%		**234,477,209**
Liabilities, Less Cash and Receivables	(4.0%)		**(9,138,616)**
Net Assets	100.0%		**225,338,593**

ADR-American Depository Receipts

[a] Non-income producing.

[b] All or a portion of these securities are on loan. At May 31, 2005, the total market value of the fund's securities on loan is $9,296,630 and the total market value of the collateral held by the fund is $9,628,251.

[c] Invstment in affiliated money market mutual fund.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference in the annual and and semi-annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.